Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:

Linda Chien

Investor Relations

51job, Inc.

+86-21-6879-6250

ir@51job.com

51job, Inc. Reports First Quarter 2016 Financial Results

SHANGHAI, May 5, 2016 – 51job, Inc. (Nasdaq: JOBS) (“51job” or the “Company”), a leading provider of integrated human resource services in China, announced today its unaudited financial results for the first quarter of 2016 ended March 31, 2016.

First Quarter 2016 Highlights:

•	Total revenues increased 14.3% over Q1 2015 to RMB523.8 million (US$81.2 million), within the Company’s guidance range
•	Online recruitment services revenues increased 13.4% over Q1 2015 to RMB351.8 million (US$54.6 million)
•	Other human resource related revenues increased 18.2% over Q1 2015 to RMB172.0 million (US$26.7 million)
•	Gross margin of 72.8% compared with 73.8% in Q1 2015
•	Income from operations increased 3.0% over Q1 2015 to RMB127.1 million (US$19.7 million)
•	Fully diluted earnings per share were RMB1.48 (US$0.23)
•	Excluding share-based compensation expense, gain from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items, non-GAAP adjusted fully diluted earnings per share were RMB2.43 (US$0.38), within the Company’s guidance range

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, said, “Based on the hiring activity we have seen so far in 2016, we maintain a positive, stable outlook on recruitment market conditions. We are pleased to start off the year with continued momentum in realizing our strategic goals of increasing online customer spend and improving cross-selling of other value-added HR services. Driven by solid and tactical execution of sales initiatives, our average revenue per unique online employer has risen on a year-over-year basis for four consecutive quarters despite macroeconomic headwinds. We remain focused on innovation and expansion, and we will invest to strengthen the core 51job brand, build out our new targeted job seeker platforms and explore additional opportunities that address the evolving needs of workers and employers in China.”

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51job, Inc. Reports First Quarter 2016 Financial Results

May 5, 2016

First Quarter 2016 Unaudited Financial Results

Total revenues for the first quarter ended March 31, 2016 were RMB523.8 million (US$81.2 million), an increase of 14.3% from RMB458.1 million for the same quarter in 2015.

Online recruitment services revenues for the first quarter of 2016 were RMB351.8 million (US$54.6 million), representing a 13.4% increase from RMB310.2 million for the same quarter of the prior year. The growth was driven by the realization of higher revenue per unique employer as well as an increase in the number of unique employers utilizing the Company’s online services. Although the pricing of like-for-like services was generally unchanged over the past year, average revenue per unique employer increased 8.0% in the first quarter of 2016 as compared with the same quarter in 2015 primarily due to improved up-selling efforts that resulted in the purchase of multiple and/or higher value online services by customers. The number of unique employers increased 5.0% to 302,261 in the first quarter of 2016 compared with 287,914 in the same quarter of the prior year due to new customer additions.

Print advertising revenues for the first quarter of 2016 was nil. As of December 31, 2015, the Company had ceased all print advertising services.

Other human resource related revenues for the first quarter of 2016 increased 18.2% to RMB172.0 million (US$26.7 million) from RMB145.5 million in the same quarter of 2015. The increase was primarily due to greater usage and growth of business process outsourcing services.

Gross profit for the first quarter of 2016 increased 13.1% to RMB372.3 million (US$57.7 million) from RMB329.3 million for the same quarter of the prior year. Gross margin, which is gross profit as a percentage of net revenues, was 72.8% in the first quarter of 2016 compared with 73.8% in the same quarter in 2015.

Operating expenses for the first quarter of 2016 increased 19.1% to RMB245.2 million (US$38.0 million) from RMB205.8 million for the same quarter of 2015. Sales and marketing expenses for the first quarter of 2016 increased 24.0% to RMB177.7 million (US$27.6 million) from RMB143.3 million for the same quarter of the prior year primarily due to higher employee compensation expenses, headcount additions, and greater advertising and promotion expenditures. General and administrative expenses for the first quarter of 2016 increased 7.9% to RMB67.5 million (US$10.5 million) from RMB62.5 million for the same quarter of the prior year primarily due to higher employee compensation, depreciation and office expenses.

Income from operations for the first quarter of 2016 increased 3.0% to RMB127.1 million (US$19.7 million) from RMB123.4 million for the first quarter of 2015. Operating margin, which is income from operations as a percentage of net revenues, was 24.8% in the first quarter of 2016 compared with 27.7% in the same quarter of 2015. Excluding share-based compensation expense, operating margin would be 29.0% in the first quarter of 2016 compared with 32.5% in the same quarter of 2015.

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51job, Inc. Reports First Quarter 2016 Financial Results

May 5, 2016

The Company recognized a gain from foreign currency translation of RMB5.3 million (US$0.8 million) in the first quarter of 2016 compared with a loss of RMB3.5 million in the first quarter of 2015 primarily due to the impact of the change in exchange rate between the Renminbi and the US dollar on the US$172.5 million convertible senior notes issued and sold by the Company in April 2014.

In the first quarter of 2016, the Company recognized a mark-to-market, non-cash loss of RMB39.6 million (US$6.1 million) associated with a change in the fair value of convertible senior notes compared with a gain of RMB56.7 million in the first quarter of 2015.

Net income attributable to 51job for the first quarter of 2016 was RMB85.9 million (US$13.3 million) compared with RMB173.3 million for the same quarter in 2015. Fully diluted earnings per share for the first quarter of 2016 were RMB1.48 (US$0.23) compared with RMB2.06 for the same quarter in 2015.

In the first quarter of 2016, total share-based compensation expense was RMB21.5 million (US$3.3 million) compared with RMB21.7 million in the first quarter of 2015.

Excluding share-based compensation expense, gain/loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items, non-GAAP adjusted net income attributable to 51job for the first quarter of 2016 was RMB141.6 million (US$22.0 million) compared with RMB141.8 million for the first quarter of 2015. Non-GAAP adjusted fully diluted earnings per share were RMB2.43 (US$0.38) in the first quarter of 2016 compared with RMB2.39 in the first quarter of 2015.

As of March 31, 2016, cash and short-term investments totaled RMB5,248.0 million (US$813.9 million) compared with RMB4,950.9 million as of December 31, 2015. Short-term investments consist of certificates of deposit with original maturities from three months to one year.

Business Outlook

Based on current market conditions and factoring in the value-added tax (“VAT”) policy change which took effect on May 1, 2016 (as described below), the Company’s total revenues target for the second quarter of 2016 is in the estimated range of RMB540 million to RMB560 million (US$83.7 million to US$86.8 million). Excluding share-based compensation expense, any gain or loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items, the Company’s non-GAAP fully diluted earnings target for the second quarter of 2016 is in the estimated range of RMB2.30 to RMB2.50 (US$0.36 to US$0.39) per share. The Company expects total share-based compensation expense in the second quarter of 2016 to be in the estimated range of RMB24 million to RMB25 million (US$3.7 million to US$3.9 million).

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51job, Inc. Reports First Quarter 2016 Financial Results

May 5, 2016

Other Company News

Effective May 1, 2016, in accordance with recently announced regulations by the PRC Ministry of Finance and State Administration of Taxation, VAT replaced business tax in all industries in China. Because the business tax-to-VAT transition for the Company’s online recruitment services revenues was completed in 2015, the recently announced regulations primarily affected the Company’s other human resource related revenues. The Company ceased paying business tax on gross revenues and instead started paying VAT on May 1, 2016. The Company expects its other human resource related revenues will be negatively affected due to this policy change, which will impact the direct comparability between future and previously reported gross revenue and net revenue figures.

Currency Convenience Translation

For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollars at the rate of RMB6.4480 to US$1.00, the noon buying rate on March 31, 2016 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

Conference Call Information

Management will hold a conference call at 9:00 p.m. Eastern Time on May 5, 2016 (9:00 a.m. Beijing / Hong Kong time zone on May 6, 2016) to discuss its first quarter 2016 financial results, operating performance and business outlook. To dial in to the call, please use conference ID 1725362 and the following telephone numbers:

US: +1-866-839-8029

Hong Kong: +852-2598-7556

International: +1-914-449-1588

The call will also be available live and on replay through 51job’s investor relations website, http://ir.51job.com. Please go to the website at least fifteen minutes early to register or install any necessary audio software.

About 51job

Founded in 1998, 51job is a leading provider of integrated human resource services in China. With a comprehensive suite of HR solutions, 51job meets the needs of enterprises and job seekers through the entire talent management cycle, from initial recruitment to employee retention and career development. The Company’s main online recruitment platforms (http://www.51job.com, http://www.yingjiesheng.com, and http://www.51jingying.com), as well as mobile applications, connect millions of people with employment opportunities every day. 51job also provides a number of other value-added HR services, including business process outsourcing, training, professional assessment, executive search and compensation analysis. 51job has a call center in Wuhan and a nationwide sales office network spanning 25 cities across China.

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51job, Inc. Reports First Quarter 2016 Financial Results

May 5, 2016

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," “targets, "confident" and similar statements. Among other things, statements that are not historical facts, including statements about 51job’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as 51job’s strategic and operational plans, are or contain forward-looking statements. 51job may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. All forward-looking statements are based upon management’s expectations at the time of the statements and involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: execution of 51job’s strategies and business plans; behavioral and operational changes of enterprises in meeting their human resource needs as they respond to evolving social, political, regulatory and financial conditions in China; introduction by competitors of new or enhanced products or services; price competition in the market for the various human resource services that 51job provides in China; acceptance of new products and services developed or introduced by 51job outside of the human resources industry; risks related to acquisitions or investments 51job has made or will make in the future; accounting adjustments that may occur during the quarterly or annual close or auditing process; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; and fluctuations in general economic and business conditions in China. Further information regarding these and other risks are included in 51job’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release and based on assumptions that 51job believes to be reasonable as of this date, and 51job undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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51job, Inc. Reports First Quarter 2016 Financial Results

May 5, 2016

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), 51job uses non-GAAP financial measures of income before income tax expense, income tax expense, adjusted net income, adjusted net income attributable to 51job and adjusted earnings per share, which are adjusted from results based on GAAP to exclude share-based compensation expense, gain/loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items. The Company believes excluding share-based compensation expense and its related tax effect from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company believes excluding gain/loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect, from its non-GAAP financial measures is useful for its management and investors as such translation or mark-to-market gain/loss is not indicative of the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. 51job also believes these non-GAAP financial measures excluding share-based compensation expense, gain/loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items, are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

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51job, Inc. Reports First Quarter 2016 Financial Results

May 5, 2016

51job, Inc.

Consolidated Statements of Operations and Comprehensive Income

	For the Three Months Ended
	March 31, 2015	March 31, 2016	March 31, 2016
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)
Revenues:
Online recruitment services	310,172	351,762	54,554
Print advertising	2,372	—	—
Other human resource related revenues	145,549	171,994	26,674
Total revenues	458,093	523,756	81,228
Less: Business and related taxes	(11,733)	(12,226)	(1,896)
Net revenues	446,360	511,530	79,332
Cost of services (Note 2)	(117,097)	(139,247)	(21,595)
Gross profit	329,263	372,283	57,737
Operating expenses:
Sales and marketing (Note 3)	(143,307)	(177,733)	(27,564)
General and administrative (Note 4)	(62,529)	(67,459)	(10,462)
Total operating expenses	(205,836)	(245,192)	(38,026)
Income from operations	123,427	127,091	19,711
(Loss) Gain from foreign currency translation	(3,490)	5,269	817
Interest and investment income, net	22,494	18,659	2,894
Change in fair value of convertible senior notes	56,738	(39,608)	(6,143)
Other expense, net	(87)	(45)	(7)
Income before income tax expense	199,082	111,366	17,272
Income tax expense	(25,755)	(25,557)	(3,964)
Net income	173,327	85,809	13,308
Net loss attributable to non-controlling interests	—	48	7
Net income attributable to 51job, Inc.	173,327	85,857	13,315
Net income	173,327	85,809	13,308
Other comprehensive income:
Foreign currency translation adjustments	59	(78)	(12)
Comprehensive income	173,386	85,731	13,296
Earnings per share:
Basic	3.01	1.49	0.23
Diluted (Note 5)	2.06	1.48	0.23
Weighted average number of common shares outstanding:
Basic	57,651,944	57,629,066	57,629,066
Diluted	62,848,198	58,120,541	58,120,541

Notes:

(1)	The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.4480 to US$1.00 on March 31, 2016 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.
(2)	Includes share-based compensation expense of RMB3,480 and RMB3,437 (US$533) for the three months ended March 31, 2015 and 2016, respectively.
(3)	Includes share-based compensation expense of RMB2,992 and RMB2,954 (US$458) for the three months ended March 31, 2015 and 2016, respectively.
(4)	Includes share-based compensation expense of RMB15,249 and RMB15,061 (US$2,335) for the three months ended March 31, 2015 and 2016, respectively.
(5)	Diluted earnings per share is calculated in accordance with the "if converted" method. This includes the add-back of interest expense of RMB8,609, change in fair value of convertible senior notes of RMB56,738 and foreign currency translation loss of RMB4,213 related to the convertible senior notes to the numerator of net income and the addition of the maximum number of 4,035,672 potentially converted shares related to the convertible senior notes to the denominator of diluted common shares for the three months ended March 31, 2015. The potential conversion of the convertible senior notes was excluded in the computation of diluted earnings per share for the three months ended March 31, 2016 because the effect would be anti-dilutive.

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51job, Inc. Reports First Quarter 2016 Financial Results

May 5, 2016

51job, Inc.

Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
	March 31, 2015	March 31, 2016	March 31, 2016
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)
GAAP income before income tax expense	199,082	111,366	17,272
Add back: Share-based compensation	21,721	21,452	3,326
Add back: Loss (Gain) from foreign currency translation	3,490	(5,269)	(817)
Add back: Change in fair value of convertible senior notes	(56,738)	39,608	6,143
Non-GAAP income before income tax expense	167,555	167,157	25,924
GAAP income tax expense	(25,755)	(25,557)	(3,964)
Tax effect of non-GAAP line items	(0)	(11)	(2)
Non-GAAP income tax expense	(25,755)	(25,568)	(3,966)
Non-GAAP adjusted net income	141,800	141,589	21,958
Non-GAAP adjusted net income attributable to 51job, Inc.	141,800	141,637	21,965
Non-GAAP adjusted earnings per share:
Basic	2.46	2.46	0.38
Diluted (Note 2)	2.39	2.43	0.38
Weighted average number of common shares outstanding:
Basic	57,651,944	57,629,066	57,629,066
Diluted	62,848,198	62,156,213	62,156,213

Notes:

(1)	The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.4480 to US$1.00 on March 31, 2016 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.
(2)	Diluted earnings per share is calculated in accordance with the "if converted" method. This includes the add-back of interest expense of RMB8,609 and RMB9,137 (US$1,417) related to the convertible senior notes to the numerator of non-GAAP adjusted net income attributable to 51job for the three months ended March 31, 2015 and 2016, respectively. The maximum number of 4,035,672 potentially converted shares related to the convertible senior notes was added to the denominator of diluted common shares for the three months ended March 31, 2015 and 2016.

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51job, Inc. Reports First Quarter 2016 Financial Results

May 5, 2016

51job, Inc.

Consolidated Balance Sheets

	As of
	December 31, 2015	March 31, 2016	March 31, 2016
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)
ASSETS
Current assets:
Cash	1,125,352	1,467,420	227,578
Restricted cash	13,059	48,090	7,458
Short-term investments	3,825,547	3,780,614	586,324
Accounts receivable (net of allowance of RMB3,290
and RMB3,112 as of December 31, 2015 and
March 31, 2016, respectively)	97,880	64,434	9,993
Prepayments and other current assets	496,715	516,147	80,048
Deferred tax assets, current	1,745	1,405	217
Total current assets	5,560,298	5,878,110	911,618
Non-current assets:
Long-term investments	22,800	23,400	3,629
Property and equipment, net	559,404	550,142	85,320
Goodwill	217,394	217,394	33,715
Intangible assets, net	56,105	54,518	8,455
Other long-term assets	5,578	9,993	1,550
Deferred tax assets, non-current	683	826	127
Total non-current assets	861,964	856,273	132,796
Total assets	6,422,262	6,734,383	1,044,414
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	24,096	43,850	6,801
Salary and employee related accrual	84,185	43,969	6,819
Taxes payable	114,162	99,869	15,488
Advance from customers	563,621	630,517	97,785
Other payables and accruals	349,974	455,460	70,636
Total current liabilities	1,136,038	1,273,665	197,529
Non-current liabilities:
Deferred tax liabilities, non-current	34,785	36,022	5,587
Convertible senior notes	1,108,877	1,142,599	177,202
Other long-term payables	8,450	8,450	1,310
Total non-current liabilities	1,152,112	1,187,071	184,099
Total liabilities	2,288,150	2,460,736	381,628
Shareholders' equity:
Common shares (US$0.0001 par value: 500,000,000
shares authorized, 58,944,631 and 59,372,405
shares issued and oustanding as of December 31,
2015 and March 31, 2016, respectively)	48	48	7
Additional paid-in capital	1,052,788	1,106,592	171,618
Statutory reserves	13,232	13,232	2,052
Accumulated other comprehensive income	2,422	2,344	364
Retained earnings	3,056,552	3,142,409	487,346
Total 51job, Inc. shareholders' equity	4,125,042	4,264,625	661,387
Non-controlling interests	9,070	9,022	1,399
Total equity	4,134,112	4,273,647	662,786
Total liabilities and equity	6,422,262	6,734,383	1,044,414

Note (1):  The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.4480 to US$1.00 on March 31, 2016 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

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